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Via EDGAR

July 21, 2025

Ta Tanisha Meadows and Adam Phippen U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Golden Heaven Group Holdings Ltd.
Response dated May 21, 2025
File No. 1-41675

Dear Ms. Meadows and Mr. Phippen:

On behalf of our client, Golden Heaven Group Holdings Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated June 18, 2025 (the “Staff’s Letter”) regarding the Company’s response dated May 21, 2025 to the Staff’s comment letter dated May 8, 2025 (the “Response”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”), we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form 20-F Filed April 7, 2025

Consolidated Balance Sheets, page F-3

1.	We reviewed your response to prior comment 1. ASC 210-10-20 states, "[c]urrent assets is used to designate cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. See paragraphs 210-10-45-1 through 45-4." Please tell us how these prepayments fit in this definition of current assets. In doing so, tell us if you expect to realize cash from these prepayments or whether you expect to sell the prepayment or related equipment. In addition, ASC 210-10-45-4a states that the concept of the nature of current assets excludes from that classification, "[c]ash and claims to cash that are...designated for expenditure in the acquisition or construction of noncurrent assets...." Further, ASC 210-10-45-4f states that the concept of the nature of current assets contemplates the exclusion of "depreciable assets." Please tell us how you considered this guidance in classifying the prepayments as current.

Response: The Company respectfully advises the Staff that as of September 30, 2024, the prepayments totalling RMB269.3 million relate to contractual arrangements for amusement equipment procurement and limited ancillary preparation work. These contracts allow cancellation without penalty and provide for full refund of undelivered or unexpended portions.

As previously disclosed, two of the five projects were cancelled post-period end, and RMB106.7 million was refunded in full, confirming the legal enforceability and practical realization of cash. For the remaining prepayments, the Company expects either delivery of the equipment or refund within twelve months of the balance sheet date. The Company has received RMB2,569,040 to date. Therefore, they are considered current under ASC 210-10-20.

Regarding ASC 210-10-45-4a and 45-4f, we respectfully clarify that these prepayments do not meet the definition of capital expenditures for noncurrent assets at this time. The transactions have not yet resulted in the acquisition of depreciable long-lived assets. In particular:

●	Under ASC 210-10-45-4a, funds designated for acquiring noncurrent assets must be committed toward expenditures; here, the Company has full discretion to cancel and recover funds.

●	Under ASC 210-10-45-4f, the assets are not yet capitalized nor depreciable as they are not owned or in service.

Therefore, the Company concluded that current classification remains appropriate based on refundability, lack of economic commitment, and expectation of realization within one year.

Consolidated Statements of Cash Flows, page F-6

2.	We reviewed your response to prior comment 2. ASC 230-10-45-13c specifically states that advance payments for the purchase of property, plant and equipment and other productive assets are investing cash outflows. Please tell us your consideration of this specific guidance in concluding how to classify the prepayments.

Response: The Company respectfully advises the Staff that the Company acknowledges ASC 230-10-45-13c and agrees that advance payments for capital assets are normally classified as investing activities. However, we respectfully submit that, in substance, our prepayments do not yet qualify as capital expenditures under this guidance for the following reasons:

●	The contracts are cancellable with full refunds, and there was no transfer of ownership or control of equipment as of the reporting date.

●	The substance of the transactions does not yet reflect an acquisition of productive assets. As noted, the Company exercised its cancellation rights after the balance sheet date, securing full refunds on two projects.

●	The payments were made in anticipation of potential capital purchases, but economic commitment and ownership had not occurred, thus failing the threshold under ASC 230-10-45-13c for classification as investing outflows.

In line with ASC 230-10-45, which emphasizes classification based on the substance of the transaction, the Company believes that presenting the prepayments as operating cash outflows is most reflective of their economic nature as of September 30, 2024.

Please contact me at (852) 3923 1187, Alex Weniger-Araujo at (212) 407 4063, Terry Bokosha at (212) 407 4912 or Benjamin Yao at (852) 3923 1154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Henry Yin
Henry Yin

cc: Jin Xu, Chief Executive Officer, Golden Heaven Group Holdings Ltd.